# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SPRUCE BIOSCIENCES, INC., CIK 0001683553
CUSIP: 85209E109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 611 GATEWAY BOULEVARD, SUITE 740, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-24-000728
Filed by CIK 0001380585

## Reporting persons
- Radoff Family Foundation: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Radoff Bradley Louis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: SPRUCE BIOSCIENCES, INC.
Address of issuer's principal executive offices: 611 GATEWAY BOULEVARD, SUITE 740, SOUTH SAN FRANCISCO, CALIFORNIA 94080

## Item 2. Person Filing
Name of person filing: This statement is filed by The Radoff Family Foundation, a Texas non-profit corporation ("Radoff Foundation"), and Bradley L. Radoff. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal office of each of the Reporting Persons is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098.
Citizenship: Radoff Foundation is organized under the laws of the State of Texas and Mr. Radoff is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the close of business on June 30, 2025, the Reporting Persons no longer beneficially owned any securities of the Issuer.
Percent of class: As of the close of business on June 30, 2025, the Reporting Persons no longer beneficially owned any securities of the Issuer.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on November 12, 2024.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Radoff Family Foundation: /s/ Bradley L. Radoff, Bradley L. Radoff, Director (08/13/2025)
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (08/13/2025)